

March 1, 2013

<u>Via Mail</u>
Mr. Bill Sigler
Chief Executive Officer
Smack Sportswear
1765 Oak Street
Torrance, CA 90501

   Re: Smack Sportswear
     Form 8-K
     Filed December 6, 2012
     File No. 000-53049

Dear Mr. Sigler:

   We issued comments on the above captioned filing on January 14, 2013. On February 8, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

   As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

   You may contact Shaz Niazi at (202) 551-3121 or John Reynolds at (202) 551-3795 if you have any questions.

       Sincerely,

       /s/ David Link for

       John Reynolds
       Assistant Director